SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. RADA Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held June 8, 2005.

     2.   RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.
                            7 Giborei Israel Street,
                              Netanya 42504, Israel

                           --------------------------

              NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           --------------------------

     RADA Electronic Industries Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders to be held at 10 a.m. on Wednesday, June 8, 2005 at our offices at 7 Giborei Israel Street, Netanya, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     (1) The election of a Class A director for a term expiring in 2006 and a Class C director for a term expiring in 2008;

     (2) The increase of our authorized ordinary share capital and the amendment of our Memorandum of Association and Articles of Association to reflect such increase;

     (3) The ratification of the issuance and sale of our ordinary shares and warrants to certain investors in a private placement;

     (4) The approval of an amendment to Article 109 of our Articles of Association permitting our company to procure an insurance policy for the liability of our office holders and directors and to indemnify our office holders and directors pursuant to the provisions of the Israeli Companies Law, subject to the limitations set forth therein;

     (5) The approval of the terms of procurement of a directors' and officers' liability insurance policy;

     (6) The approval of an amendment to our Memorandum of Association correcting a misstatement of the name of our company;

     (7) The ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to determine the remuneration of the auditors; and

     (8) The transaction of any other business that may properly come before the meeting.

     Additionally, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2004 will be reviewed and discussed.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                          By Order of the Board of Directors,


                                          /s/ Herzle Bodinger
                                              Herzle Bodinger,
                                              Chairman of the Board of Directors
Netanya, Israel
May 6, 2005

                         RADA ELECTRONIC INDUSTRIES LTD.

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Wednesday, June 8, 2005 at 10 a.m. and any adjournment thereof. Shareholders will be asked to vote upon the: (i) election of a Class A director for a term expiring in 2006 and a Class C director for a term expiring in 2008;
(ii) increase of our authorized ordinary share capital and the amendment of our Memorandum of Association and Articles of Association to reflect such increase;
(iii) ratification of the issuance and sale of our ordinary shares and warrants to certain investors in a private placement; (iv) approval of an amendment to
Article 109 of our Articles of Association permitting our company to procure an insurance policy for the liability of our office holders and directors and to indemnify our office holders and directors pursuant to the provisions of the Israeli Companies Law, subject to the limitations set forth therein; (v) approval of the terms of procurement of a directors' and officers' liability insurance policy; (vi) approval of an amendment to our Memorandum of Association correcting a misstatement of the name of our company; and (vii) ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to determine their remuneration. Additionally, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2004 will be reviewed and discussed.

     Our Annual Report to Shareholders for the year ended December 31, 2004, which includes our audited financial statements for the fiscal year ended December 31, 2004, is enclosed but is not part of the proxy solicitation materials. The Annual Report, the proxy card and this Proxy Statement are being mailed to shareholders on or about May 6, 2005.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

     As of April 29, 2005, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 22,356,032 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.005 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect a Class A director and a Class C director and to approve Proposals 3, 5 and 7 to be presented at the Meeting. The approval of Proposals 2, 4 and 6 require the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

     The following table sets forth certain information as of May 2, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                             Number of                 Percentage of
                                                           Ordinary Shares               Outstanding
Name of Beneficial Owner                               Beneficially Owned (1)         Ordinary Shares (2)
------------------------                               ----------------------         -------------------
Howard P.L. Yeung (3)(4)(5).......................           20,407,861                     59.32%
Kenneth Yeung (6).................................            1,350,086                      6.04%
Bank Leumi Le-Israel B.M (7) .....................            2,929,197                     11.58%
Bank Hpoalim B.M.(8) .............................            1,952,798                      8.03%
Herzle Bodinger (9) ..............................              225,000                        1%
Adrian Berg (10)..................................              193,600                        *
Roy Kui Chuen Chan (11)...........................              133,600                        *
Hava Snir.........................................                 -                           -
Zvi Tropp.........................................                 -                           -
Benzion Gruber (12)...............................              241,582                      1.07%
Michael Letchinger................................                 -                           -
All directors as a group
(7 persons) (13)..................................              793,782                      3.43%
------------------------

*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 22,356,032 ordinary shares issued and outstanding as of May 2, 2005.

(3) Of the 20,407,8561 ordinary shares 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung, are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, each of Mr. Howard P. L. Yeung and Mr. Kenneth Yeung may be deemed to be the beneficial owners of all of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 3,781,995 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(6)  All such shares are held directly by Horsham Enterprises Ltd. See note 3.

(7) Includes 660,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 2,269,197 ordinary shares issuable by exercising a put option granted pursuant to an option agreement dated September 24, 2003.

(8) Includes 440,000 ordinary shares issuable upon the exercise of currently exercisable warrants and 1,512,798 ordinary shares issuable by exercising a put option granted pursuant to an option agreement dated September 24, 2003.

(9) All such ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(10) Includes 189,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(11) Includes 129,000 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(12) Includes 204,082 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issude in connection with the private placement of our shares in June 2002. 37,500 of such ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.

(13) Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2 per share that were issued in connection with a private placement of our shares in June 2002. Such warrants expire on June 30, 2007, and 580,500 ordinary shares are subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.34 per share. The options expire in September 2013.


                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Board of Directors is divided into three classes. Generally, at each annual meeting one class of directors will be elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, who hold office for a term of three years, which may be extended for only one additional three year period. All the members of our Board of Directors (except the outside directors as detailed herein) may be reelected upon completion of their term of office.

     The incumbent Class A directors and Class B directors will hold office until the 2006 and 2007 Annual General Meetings of Shareholders, respectively, or until their successors are duly elected and qualified. The Outside Directors will hold office until the 2006 Annual General Meetings of Shareholders. The term of the directors currently serving as Class C directors expires with this Meeting.

     The Board of Directors proposes the election of Mr. Ben Zion Gruber, currently a Class C director, to serve as a Class A director, to hold office for one year until the Annual General Meeting of Shareholders to be held in 2006.

     The Board of Directors further proposes the election of Mr. Adrian Berg to serve as a Class C director, to hold office for three years until the Annual General Meeting of Shareholders to be held in 2008. Mr. Berg is currently serving as a member of our Board of Directors.

     Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. Each of the nominees is expected to be available.

     Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the assignment of a Class C director to serve as a Class A director and his election for a term of one year, and the election of a Class C director for a term of three years.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with our company, principal occupation, business history and other directorships held.

Nominee for Election as Class A Director for Term Expiring in 2006

     Ben Zion Gruber, 47, has served as a director since 2002, and was elected as a designee of the shareholders (other than Howard Yeung) that participated in our 2002 private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of Tank Battalion. Mr. Gruber holds, an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his Ph.D. degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the Board of Directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of Kefar Shaul Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations.

Nominee for Election as Class C Director for Term Expiring in 2008

     Adrian Berg, 58, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

     The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Directors Continuing in Office

     Herzle Bodinger, 62, joined us in May 1997 as the President of our U.S. subsidiary, RADA Electronic Industries Inc., in charge of international marketing activities and was appointed our President in June 1998. He has served as Chairman of our Board of Directors since July 1998 and served as Chief Executive Officer from June 1998 until 2002. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University. Mr. Bodinger is a Class B director whose term will expire in 2007.

     Michael Letchinger, 50, is a designee of Horsham Enterprises Ltd. Since 2000 Mr. Letchinger has been General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000 Mr. Letchinger was General Counsel and Senior Vice President-Managing of Potomac Development Associate, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University, Waltham and a JD from University of Chicago Law School. Mr. Letchinger is a Class B director whose term will expire in 2007.

     Roy Kui Chuen Chan, 58, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1984 Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. Bar since 1979 after he completed five years of training at Turners Solicitors. Mr. Kui Chuen Chan is a Class A director whose term will expire in 2006.

     Hava Snir, 62, has served as an outside director since November 2000. Ms. Snir has been an attorney for over 25 years and has been self-employed since January 1999. From June 1989 until July 1998, Ms. Snir was a prosecutor with the Taxation and Economics Office of the Tel Aviv District Attorney, specializing in securities laws and white-collar crimes. Ms. Snir received her qualification as a lawyer and has been a member of the Israel Bar since 1971. She is a member of the Taxes Committee and the Sub-Committee for V.A.T. and Customs Duty of the Israel Bar Association and serves as Chairman of the V.A.T. and Property Tax Appeal Committee of the Israeli Ministry of Finance and as a member of the Ethics Committee of the Israeli Ministry of Health. Ms. Snir holds a B.A. degree in Law from the Hebrew University of Jerusalem and spent a year at Harvard University where she took law courses. Mrs. Snir is an outside director whose term will expire in 2006.

     Zvi Tropp, 64, has served as an outside director since November 2000. From 2001 and until June 2003 Mr. Tropp has served as Senior Vice President and CFO of Enavis Networks Ltd., an Israeli communication company. Mr. Tropp has served as Senior Consultant with Zenovar Consultants Ltd., an Israeli company providing consultancy services with respect to business organization, marketing and real estate, since May 1998. Mr. Tropp was Vice President-Finance and Business Development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions, the last of which was as Vice President-Finance, with Caniel Ltd., an Israeli can manufacturer, for over five years. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as Chief Economic Adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the Board of Directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M. whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and a M.Sc. degree in Agricultural Economics, both from the Hebrew University. Mr. Tropp is an outside director whose term will expire in 2006.

                Composition of Board of Directors and Committees

Independence Standards

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

     No person may serve as an outside director if the person's position or other activities create, or may create a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected at our annual general meeting of shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the Board of Directors must include at least one outside director and the Audit Committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In general, under the NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of a company's board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On May 5, 2005 we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement to maintain a majority of independent directors (as defined under the NASDAQ Marketplace Rules). Such compliance is not required by Israeli law.

Audit Committee

     Under the Israeli Companies Law, we are required to establish an Audit Committee consisting of both our outside directors and a third director, who is not: (i) the chairman of the Board of Directors; (ii) employed by the company or provides services to the company; or (iii) a controlling shareholder or a relative thereof. In addition, currently, we are required by the NASDAQ Marketplace Rules to have at least two independent directors on our Board of Directors and to establish an Audit Committee consisting of three independent directors.

     Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

     Our Audit Committee consists of three board members, two of which satisfy the "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our Audit Committee is currently composed of Ms. Hava Snir and Messrs. Zvi Tropp and Adrian Berg. Ms. Snir and Mr. Tropp qualify both as independent directors under the NASDAQ Stock Market requirements and as outside directors under the Israeli Companies Law requirements. Mr. Adrian Berg serves as the third member of our audit committee. We are currently searching for a third director, which satisfies the "independence" requirements of the Securities and Exchange Commission and NASDAQ, to serve on our Board of Directors and Audit Committee. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Zvi Trop meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K.

     The responsibilities of the Audit Committee also include approving related-party transactions as required by law. Under Israeli law, an Audit Committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the Audit Committee and at least one of the outside directors was present at the meeting in which an approval was granted

     The Audit Committee reviewed our audited financial statements for the year ended December 31, 2004 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

                                                          Salaries, fees,          Pension, retirement
                                                       commissions and bonuses     and similar benefits
                                                       -----------------------     ---------------------
    All directors and executive officers as a group,
      consisting then of 11 persons...                        $707,910                    $274,340

     During the year ended December 31, 2004, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($232) plus an annual fee of NIS 18,000 ($4,178).

     As of March 31, 2005, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,354,450 ordinary shares, at exercise prices ranging from $0.69 to $6.25 per share, vesting over three years. These options expire between 2009 and 2013. Of such options 144,000 options were issued under our 1999 employee stock option plan and 1,210,450 options were issued under our 2003 employee stock option plan. In 2004, 31,250 options were exercised and 43,750 forfeited.

Stock Option Plans

1996 Stock Option Plan

     Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 5,600 ordinary shares, who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1996 Plan, are in position to contribute significantly to our success. The Board of Directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1994 Plan, of the form of option.

     Options granted under the 1996 Plan may be for a maximum term of ten years from the date of grant. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

     Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

     Our Board of Directors may, at its discretion, modify, revise or terminate the 1996 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

     The 1996 Plan also contained provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     As of March 31, 2005, options to purchase 4,400 ordinary shares had been granted to two employees and directors at an average exercise price of $3.84 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

     Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 325,200 of our ordinary shares.
Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the 1996 Plan. As of March 31, 2005, options to purchase 259,200 ordinary shares had been granted to 12 employees at an average exercise price of $4.55 per share. Of such options, options to purchase 259,200 ordinary shares are currently exercisable.

2003 Stock Option Plan

     Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the Board of Directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1996 Plan. As of May 2, 2005 options to purchase 1,984,433 ordinary shares had been granted. Of such options, 106,003 options have been exercised and 196,364 have been cancelled or forfeited. Options to purchase 1,604,933 ordinary shares are currently exercisable.

        INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARE CAPITAL AND AMENDMENT TO OUR MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION
                           (Item 2 on the Proxy Card)

     Our current authorized and registered ordinary share capital is NIS 225,000, divided into 45,000,000 ordinary shares of NIS 0.005 par value each. As a result of the issuance of ordinary shares and warrants to the shareholders that participated in our last private placement, we have increased our issued share capital to 22,356,032 ordinary shares and are required to reserve an additional 2,224,797 shares for issuance pursuant to our stock option and purchase plans and 20,452,774 shares for issuance pursuant to securities exercisable or exchangeable for, or convertible into, ordinary shares. Our Board of Directors has unanimously adopted a resolution recommending that our shareholders increase our authorized ordinary share capital by NIS 12,500 divided into 2,500,000 ordinary shares of NIS 0.005 par value each, and amend our Memorandum of Association and Articles of Association to reflect such increase.

     It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of us and of our shareholders:

          "RESOLVED,   that  our  Memorandum  of  Association  and  Articles  of
     Association be amended to increase our authorized and registered ordinary share capital to 47,500,000 ordinary shares of NIS 0.005 par value each."

     The Board believes that the proposed increase of our authorized ordinary share capital will enable us to fulfill our current obligations to all of the holders of our options and securities exercisable or exchangeable for, or convertible into, ordinary shares.

     The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the company and the amendment of the Memorandum of Association and Articles of Association to reflect the same.

     The Board of Directors recommends a vote FOR the increase of the authorized share capital of the company.

        RATIFICATION OF THE ISSUANCE AND SALE OF OUR ORDINARY SHARES AND
                  WARRANTS TO INVESTORS IN A PRIVATE PLACEMENT
                           (Item 3 on the Proxy Card)

     We entered into a securities purchase agreement dated April 6, 2005 with certain institutional investors, or the Purchase Agreement. Pursuant to the Purchase Agreement, the investors purchased 965,934 of our ordinary shares at $1.13 per share and exercised previously issued additional investment rights to purchase 909,066 of our ordinary share at $2.10 per share, or an average price per share of $1.60, approximately the market price of our ordinary shares on such date. In addition, such investors were issued warrants to purchase up to an additional 1,875,000 ordinary shares. Such warrants will be valid for 24 months from the date of the ratification of the issuance of the securities by our shareholders, and will be exercisable from October 6, 2005 at an exercise price of $2.10 per share. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below $1.64. Pursuant to the Purchase Agreement, we have undertaken to file a registration statement with the Securities Exchange Commission, to register the resale of the ordinary shares issued to the investors and the ordinary shares issuable upon exercise of the warrants. We also agreed to seek shareholder ratification of the issuance of the securities under the Purchase Agreement.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the issuance and sale of 965,934 of our ordinary shares at $1.13 per share and warrants to purchase up to 1,875,000 of our ordinary shares at $2.10 per share under a securities purchase agreement dated April 6, 2005 with certain institutional investors, be and hereby is approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the ratification of the issuance and sale of our ordinary shares and warrants to investors in a private placement.

           APPROVAL OF AN AMENDMENT TO ARTICLE 109 OF OUR ARTICLES OF ASSOCIATION, PERMITTING OUR COMPANY TO PROCURE AN INSURANCE POLICY
     FOR THE LIABILITY OF OUR OFFICE HOLDERS AND DIRECTORS AND TO INDEMNIFY
       OUR OFFICE HOLDERS AND DIRECTORS PURSUANT TO THE PROVISIONS OF THE ISRAELI COMPANIES LAW, AND SUBJECT TO THE LIMITATIONS SET FORTH THEREIN
                           (Item 4 on the Proxy Card)

     Currently, the provisions of Article 109, which controls our ability to purchase directors' and officers' liability insurance policy and to indemnify our office holders and directors are limited in their scope to the extent such insurance and indemnification were permitted under the Israeli Companies Ordinance [New Version] 5843-1963, which has been replaced by the Israeli Companies Law. The Israeli Companies Law, as amended, expanded the matters that can be covered by directors' and officers' liability insurance policy and allows the possibility of indemnifying our Office Holders and Directors.

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him or her in his or her capacity as an office holder, for: (i) a breach of his or her duty of care to us or to another person; (ii) breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or (iii) a financial liability imposed upon the office holder in favor of another person.

     The Israeli Companies Law provides that a company may not enter into a contract for the insurance of its office holders for: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; (c) any act or omission committed with the intent to unlawfully yield a personal profit; or (d) any fine imposed on the office holder.

     In addition, under the Israeli Companies Law, the shareholders of a company may amend a company's articles of association to allow for either of the following:

     o a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that such undertaking is limited to specified classes of events which the Board of Directors deems foreseeable at the time of grant and is limited to an amount determined by the Board of Directors to be reasonable under the circumstances, or

     o a provision authorizing the company to retroactively indemnify an office holder.

     Further, pursuant to the provisions of the Israeli Companies Law, a company may not exonerate an office holder from liability with respect to a breach of his duty of loyalty, but may exonerate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, except for a breach of a duty of care in the event of distribution of dividends and repurchase of the company's shares and securities.

     The Board believes that the proposed change in our Articles of Association will enable us to attract and retain outstanding officers, and directors.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that Article 109 of our Articles of Association be amended to read as follows :

     "109.

          (1) Subject to the provisions of the Companies Law, 5759-1999 (the "Companies Law"), the Company may enter into an agreement to insure an Office Holder (as such term is defined in the Companies Law) for any liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder by virtue of his or her office, with respect to each of the following:

          (a) breach of the duty of care of the Office Holder towards the Company or towards another person;

          (b) breach of the fiduciary duty against the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

          (c) a financial liability imposed upon the office holder in favor of another person.

          (2) Subject to the provisions of the Companies Law, the Company may indemnify an Officer Holder of the Company retrospectively, or may also undertake in advance to indemnify an

          Office Holder of the Company, provided the undertaking is limited to events of a kind which the Board believes can be anticipated at the time of such undertaking in light of the Company's actual activities, and in an amount or criteria that the Board determines is reasonable under the circumstance, and provided further that such events, amounts and criteria shall be specified in such undertaking.

          (3) The Company may, to the extent permitted by the Israeli Companies Law, release an Office Holder of the Company, in advance, from his or her liability, in whole or in part, for damages resulting from the breach of his or her duty of care towards the Company."

     The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the amendment of the Articles of Association.

     The Board of Directors recommends a vote FOR the proposal to amend Article 109 of the Company's Articles of Association.

         APPROVAL OF TERMS OF PROCUREMENT OF A DIRECTORS' AND OFFICERS'
                           LIABILITY INSURANCE POLICY
                           (Item 5 on the Proxy Card)

     Our current directors' and officers' liability insurance policy coverage is limited to $5,000,000 and is due to expire in February 2006. We intend to enter into a new directors' and officers' liability insurance policy to replace it. Our Audit Committee and Board of Directors have recommended that the new directors' and officers' liability insurance policy provide for a maximum coverage of up to $10,000,000. We intend to negotiate with certain insurance companies in order to obtain the most cost effective policy.

     Our Audit Committee and Board of Directors believe that the proposed increase in directors' and officers' liability insurance policy coverage will enable us to attract and retain outstanding officers, and directors.

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him or her in his or her capacity as an office holder, for: (i) a breach of his or her duty of care to us or to another person; (ii) breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or (iii) a financial liability imposed upon the office holder in favor of another person.

     The Israeli Companies Law provides that a company may not enter into a contract for the insurance of its office holders for: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; (c) any act or omission committed with the intent to unlawfully yield a personal profit; or (d) any fine imposed on the office holder.

     Our current articles of association, as further amended in the Meeting, provide that, subject to any restrictions imposed by applicable law, we may procure, insurance covering any officer or Office Holder against any liability which he or she may incur in such capacity, including insurance covering us for indemnifying such office holder, to the maximum extent permitted by law.

     Pursuant to the Israeli Companies Law, the procurement of insurance coverage for an office holder requires the approval of our Audit Committee and our Board of Directors, and if the beneficiary is a director, also of our shareholders.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the purchase by RADA Electronic Industries Ltd. of a directors' and officers' liability insurance policy, with maximum coverage of $10,000,000 for the benefit of all of our officers and directors, from time to time, is and hereby be approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the annual premium shall not exceed $150,000 ; and

          "RESOLVED FURTHER, any renewal, extension and/or purchase of a new insurance policy for all directors and officers of ADA Electronic
     Industries Ltd., who may serve the company from time to time, is hereby approved; and that the management of the company be, and it hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not exceed $150,000; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

     Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the proposal to approve the terms of procurement of a directors' and officers' liability insurance policy.

            APPROVAL OF AN AMENDMENT OF OUR MEMORANDUM OF ASSOCIATION
              CORRECTING A MISSTATEMENT OF THE NAME OF OUR COMPANY
                           (Item 6 on the Proxy Card)

     We have found a misstatement in the name of our company in our Memorandum of Association that should be corrected.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the name of our company in the Memorandum of Association be amended to state the correct name of our company, RADA Electronic Industries Ltd."

     The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the amendment of the Memorandum of Association.

     The Board of Directors recommends a vote FOR the proposal to amend the Memorandum of Association.

                             APPOINTMENT OF AUDITORS
                           (Item 7 on the Proxy Card)

     Our Board of Directors first appointed Luboshitz Kasirer, independent certified public accountants in Israel, then a member firm of Arthur Andersen, as our auditors in 1999 and has reappointed the firm, which was merged into Kost Forer Gabbay & Kasierer, and is now a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2005 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer Gabbay & Kasierer will be determined by our Board of Directors pursuant to the recommendation of our Audit Committee.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2005, and the authorization of the Board of Directors to determine their remuneration pursuant to the recommendation of our Audit Committee is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

     The following table sets forth, for each of the last two fiscal years, fees paid to our independent public accountants.

                               Year Ended December 31,   Year Ended December 31,
                                         2004                      2003
                               -----------------------   -----------------------
      Audit Fees..............         $66,000                   $50,000
      Audit-Related Fees......               -                         -
      Tax Fees................               -                         -
      All other Fees..........               -                         -
                                       -------                    -------
          Total  .............         $66,000                    $50,000

Audit Committee Pre-Approval Policies and Procedures

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.


      REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT, DIRECTORS' REPORT, AND
                     THE CONSOLIDATED FINANCIAL STATEMENTS

     At  the  Meeting,   our  Auditor's  Report,   Directors'  Report,  and  the
Consolidated Financial Statements for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2004 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: ELAN SIGAL, CHIEF FINANCIAL OFFICER.

                                By Order of the Board of Directors,

                                /s/Herzle Bodinger
                                   Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: May 6, 2005

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 8, 2005 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 7 SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED
                                  June 8, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

Please  detach  along  perforated  line  and  mail  in  the  envelope  provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. To elect a Class A and a Class C Director for terms expiring in 2006 and 2008, respectively.

[ ] FOR ALL NOMINEES                      NOMINEES:
                                          ( )BEN ZION GRUBER   (CLASS A NOMINEE)
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES   ( ) ADRIAN BERG      (CLASS C NOMINEE)

[ ] FOR ALL EXCEPT
    (See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark ------------ "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2. To increase our authorized ordinary share capital and to amend of our Memorandum of Association and Articles of Association to reflect such increase.

         [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

3. To ratify of the issuance and sale of our ordinary shares and warrants to certain investors in a private placement.

        [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

4. To approve the terms of procurement of a directors' and officers' liability insurance policy.

        [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

5. To approve the amendment of Article 109 of our Articles of Association to allow us to grant, in addition to the indemnification currently provided for in Article 109(2), an undertaking to indemnify our officers and directors in advance.

        [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

6. To approve an amendment to our Memorandum of Association correcting a misstatement of the name of our company.

        [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

7. To ratify the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and to authorize the Board of Directors to determine the remuneration of the auditors.

        [ ] FOR            [ ] AGAINST     [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: May 12, 2005